Exhibit (a)(8)
CANADA SOUTHERN PETROLEUM LTD.
Interviewee: Richard C. McGinity
Interviewer: Howard Green, Report on Business Television
May 26, 2006, 7:00 p.m. ET
HOWARD GREEN (ROB): Well nothing ignites a small cap like when one of the big boys comes around. This week’s example: Canada Southern Petroleum. Shares hit a new 52 week high of $10.21 today, closed at $10.15 and the stock has been on fire since Petro-Canada swooped in with a $113 million dollar hostile bid earlier this month.
Canada Southern’s board responded to Petro’s offer yesterday telling the suitor and shareholders to forget it. Both players have natural gas interests in the Arctic Islands, resources with great potential, but which are extremely tough to extract. For more I’m joined by Richard McGinity, chairman of Canada Southern Petroleum and he is in Calgary. Welcome to the program Richard.
RICHARD MCGINITY (Chairman, Canada Southern Petroleum): Thank you Howard. Thanks for having me aboard.
GREEN: So in essence what’s wrong with Petro-Canada’s bid?
MCGINITY: Well as we say in the circular Howard, the board feels as though the offer does not adequately compensate Canada Southern shareholders for either the strategic or the economic value of the Arctic Islands resource that is owned by Canada Southern, which I think as you know we estimate to be $927 Bcfe, several multiples... several multiples of what our reported reserves are.
GREEN: I want to get to that in a minute. But is it all price or is there bad blood between the two parties because of the negotiations prior to this?
MCGINITY: No. Well certainly not on our side. I think that I would describe the Petro-Canada approach as determined, but certainly profession.
GREEN: So what... you mentioned that huge number, almost a trillion cubic feet of gas reserves. What do you think the company is worth?
MCGINITY: That is a very good question. I think it’s probably not proper for me to speculate, at least not on the air, and as you know or as I believe you know, we are in conversations with a number of other interested parties and so I wouldn’t want to disclose anything that might bear on that at the moment.
GREEN: But give me a ballpark. Is it worth twice that? Is it worth three times that? Or are they low-balling you? What?
MCGINITY: I’d rather not answer that question. I’d rather not speculate on it. I would say Howard that we actually proposed and sought to involved Petro-Canada in a negotiation where we could go about getting at that issue in an organized logical way, but it seemed as though their time constraints really prevented them from wanting to engage in that.
GREEN: Why do you think they want to do this so quickly?
MCGINITY: Excellent question. We don’t know the answer and perhaps were you to invite them on the show, they might be willing to answer that question themselves.
GREEN: Is it because maybe you’re talking to Shell or maybe you’re talking to Imperial Oil?
MCGINITY: Well to be clear we weren’t talking to anyone. We were, starting back a year ago, attempting to basically calculate or basically gather information, make a judgement ourselves about what the size of the resource there might be based on historical information, some of which we have, much of which is in the custodianship of Petro-Canada. We were not seeking to be acquired or seeking suitors. We approached Petro-Canada for a good deal of this information of which they have custody to which we’re entitled and that process seemed to be moving pretty slowly. And then suddenly it was followed by what was called an expression of interest which we were invited to accept on very short notice and with very little time to negotiate, which as you know we rejected.
GREEN: But just back to the valuation and I won’t try and pin you to a number, but would you concede that it’s difficult to value what you have because it’s so far north in the high Arctic and so difficult to get out of there?
MCGINITY: I would say that it’s... that’s a good question, but I would say that reasonable people, and I’m speaking now as a former economist or at least trained as an economist, reasonable people can develop an approach to agreeing on a value that is defensible. In this case we proposed that, but that approach was not accepted.
GREEN: But what about being able to ship out what you have there. I mean it’s dependent, as I understand it, on LNG and some people who know a lot about this say that there’s no viable technology for ice-strengthened LNG tankers. Is that correct or is it incorrect?
MCGINITY: I cannot say whether ice... I’m not an expert on ice-breaking tankers. I will say that Petro-Canada itself published in 1980 a brochure for a project named the Arctic Pilot Project which did preliminary engineering, a permit application, the whole spectrum of things that one would need to do as a plan for a development at the southern end Melville Island in the Arctic

Islands for shipment of LNG from that location to Gros Cacouna in Quebec.
GREEN: Just about a minute left here. Are you convinced you’ll get another offer?
MCGINITY: I would say that we’re optimistic, but we’re considering the whole range of strategic options that would work best for the shareholders.
GREEN: And if you don’t -
MCGINITY: And let me say Howard our main audience in this is our own shareholders. Our obligation is to the best we can for them and that’s what we’re doing.
GREEN: Just to finish up: if you don’t get another offer or a better one from Petro-Canada, what are your alternatives?
MCGINITY: I think we’ll cross that bridge when we come to it.
GREEN: Okay. All right. Well we’ll leave it there sir, but many thanks for joining us and I hope to talk to you again.
MCGINITY: Thanks very much Howard and thanks again for having me on.
GREEN: Thank you. That is Richard McGinity, chairman of Canada Southern Petroleum joining us from Calgary.